UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at May 4, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 4, 2006

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 -6365
Fax 604 684 -8092
Toll Free 1 800 667 -2114
http://www.tasekomines.com

TASEKO ANNOUNCES PROCUREMENT DETAILS FOR
GIBRALTAR CONCENTRATOR UPGRADE

May 4, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces further details of procurement for the upgrade and expansion of the concentrator facility at the Gibraltar Mine, located near the City of Williams Lake in south-central British Columbia. The mine is operated under an agreement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd. This upgrade and expansion project will increase the production capacity of the Gibraltar mine from 70 million pounds to 100 million pounds of copper per year by 2008.

Taseko has entered into an agreement with Farnell-Thompson, a Montreal based engineering firm, specializing in grinding mill design and engineering for direct sourcing of the new Semi Autogenous Grinding (SAG) mill for Gibraltar. Direct sourcing reduces the timeline for mill design, engineering and delivery of the mill components. Farnell-Thompson has been active in the global market for SAG Mill sourcing for over the last fifteen years, and recently provided similar services to Newmont Gold Company for the supply of grinding mills for their Phoenix project in Northern Nevada. It is expected that the SAG mill will be delivered in fifteen months.

In conjunction with this work, Taseko has also engaged the Vancouver office of Hatch Ltd. to provide overall engineering and procurement services for the upgrade of the concentrator.

The Company's $62 million dollar concentrator project, announced in late March, encompasses expansion of the concentrator's grinding circuit by incorporating a SAG mill to improve the efficiency of the present milling and crushing system and a complete replacement of the flotation recovery system. It is expected that the expanded milling capacity and upgraded flotation system will decrease Gibraltar's unit operating costs by approximately 10%, while increasing the copper recovery from 81% to 88%.

For further details on Taseko Mines Limited, please contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise. For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov .